SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑     Form 40-F  ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐     No  ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of January 2007
List of Exhibits:
1.	Press release entitled, “CNH Full Year 2006 Net Income up 79 percent from 2005”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Full Year 2006 Net Income up 79 percent from 2005
     ■     Full Year Diluted EPS of $1.23 up 76% from 2005
     ■     Equipment Operations full year gross margin up 2.1 percentage points
     ■     Equipment Operations net debt declined $456 million from 2005
     ■     Additional profit growth expected in 2007
LAKE FOREST, Illinois (January 24, 2007) – CNH Global N.V. (NYSE:CNH) today reported fourth quarter 2006 net income of $35 million, up compared to net income of $7 million in the fourth quarter of 2005. Results include restructuring charges, net of tax, of $58 million in the fourth quarter of 2006, and $36 million in 2005. Net income excluding restructuring charges, net of tax, was $93 million, up substantially compared to $43 million in the prior year. Fourth quarter diluted earnings per share were $0.15, compared with $0.03 per share in 2005. Before restructuring, net of tax, fourth quarter diluted earnings were $0.39 per share, compared with $0.17 per share in 2005.
Full year 2006 net income of $292 million was up 79 percent compared to net income of $163 million in 2005. Results include restructuring charges, net of tax, of $71 million in 2006, and $60 million in 2005. Net income excluding restructuring charges, net of tax, was $363 million, up 63% from $223 million in 2005. Full year diluted earnings per share were $1.23, compared with $0.70 per share in 2005. Before restructuring, net of tax, full year diluted earnings were $1.53 per share, compared with $0.95 per share in 2005.
“Our Equipment Operations gross margin improvement continued into the fourth quarter, up 1.9 percentage points compared with last year and up 2.1 percentage points for the full year compared with last year. By refocusing our efforts on our dealers and customers, we have set the stage for continued future improvements,” said Harold Boyanovsky, CNH president and chief executive officer. “While we are pleased with the progress made in 2006, we have set even more aggressive targets to continue improving results in 2007.”
Financial highlights for the fourth quarter include the following:
•	The company continued to improve its product value positioning with customers and was able to maintain pricing at a higher level than its total economics and currency-related cost increases, resulting in another quarter of positive net price recovery for both Agricultural and Construction Equipment operations.

•	Restructuring costs totaling $58 million, net of taxes, were booked in the quarter, principally related to the actions announced in October, aimed at readjusting CNH’s organizational structure to evolving business needs.

•	The company adopted the FASB’s SFAS No. 158 at year-end 2006, whereby CNH recognized the funded status of its pension and other post-retirement benefit plans on its balance sheet. The result was a reduction of CNH’s Shareholders’ Equity by $397 million, net of tax.

•	Research and development spending increased 17% from the same period in 2005, reflecting CNH’s continued investments in product innovation and quality.
EQUIPMENT OPERATIONS – Fourth Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $3.0 billion for 2006, compared to $2.8 billion for the same period in 2005. Net of currency variations, net sales increased 2%.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased 6% to $1.9 billion, compared with the prior year. Excluding currency variations, net sales were up 2%.

•	Net sales, excluding currency variations, were up 48% in Latin America, 20% in Rest of World markets and 7% in Western Europe, but down 14% in North America.

•	Sales increased due to positive effects of exchange rate changes, positive pricing and sales of new products. Unfavorable volume and mix was a partial offset, as increased unit sales of specialty harvesting and hay & forage products were offset by lower sales of tractors and combines, as the company under-produced worldwide retail sales of agricultural tractors and combines by 15% to reduce inventories.
Construction Equipment Net Sales
•	Construction equipment net sales increased 6% to $1.1 billion, compared to the prior year. Net sales were up 2% excluding currency variations.

•	Net sales increased 18% in Western Europe in a strong industry environment, 31% in Latin America and 36% in Rest-of-World markets, excluding currency

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variations. Net sales in North America declined 15%, excluding currency variations, in a weaker industry environment.

•	Net sales increased due to positive effects of exchange rate changes and positive pricing. Unfavorable volume and mix was a partial offset, as increased unit sales of light construction equipment products, including backhoe loaders and compact track loaders were offset by lower sales of heavy construction equipment, as the company under-produced worldwide retail sales of construction equipment by 4%.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 18% to $538 million, compared to the fourth quarter of 2005. As a percent of net sales, gross margin increased 1.9 percentage points to 18.0%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Positive net price recovery and new products more than offset the impact of the company’s actions to reduce inventories.

•	Construction equipment gross margin also increased both in dollars and as a percent of net sales. Positive net price recovery and improved product mix more than offset the impact of the company’s actions to reduce inventories.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 29% to $164 million, or 5.5% of net sales, compared to $127 million or 4.5% of net sales in the fourth quarter of 2005. The higher gross margin noted above drove the improvement, while increased SG&A costs and investments in R&D to enhance product innovation and improve product quality were a partial offset.
FINANCIAL SERVICES – Fourth Quarter Financial Results
Financial Services operations reported a 7% increase in net income, to $59 million, reflecting portfolio growth and higher gains on asset backed securitizations partially offset by the impact of higher funding costs.
CNH Full Year 2006 Financial Results
CNH’s net income before restructuring, net of tax, for the full year rose 63% to $363 million, compared to $223 million for 2005. Before restructuring, net of tax, diluted earnings per share were $1.53, compared with $0.95 per share in 2005.
CNH Full Year Highlights:
•	The company’s improved product value positioning with customers allowed it to maintain pricing at a higher level than its total economics and currency-related cost increases, resulting in positive net price recovery for both Agricultural and Construction Equipment Operations.

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•	Research and development spending increased 21% from 2005, reflecting CNH’s continued investments in product innovation and quality.

•	Restructuring costs totaling $71 million, net of taxes, were booked in the year, principally related to the actions announced in October.

•	Inventory levels at the end of 2006 of 4.0 forward months of supply, were slightly lower than at the end of 2005.
EQUIPMENT OPERATIONS – Full Year 2006 Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $12.1 billion, up 3% compared to $11.8 billion in 2005. Net of currency variations, net sales increased 2%.
•	Agricultural equipment net sales of $7.8 billion were essentially the same as in 2005. Excluding currency variations, net sales were down 1%. Net sales increased for positive pricing, favorable effects of exchange rate changes and sales of new products. Unfavorable volume and mix was the offset, from weaker combine industry sales in the company’s major markets and the impact of the company’s actions to under-produce retail unit sales of its major agricultural equipment products. Net sales, excluding currency variations, were up 10% in Rest of World markets, 14% in Latin America and 1% in Western Europe, but down 10% in North America.

•	Construction equipment net sales increased 9% to $4.3 billion, compared to the prior year. Net sales increased for positive pricing, sales of new products, favorable volume and mix and favorable effects of exchange rate changes. Net sales were up 8% excluding currency variations. Net sales increased 12% in Western Europe, 37% in Latin America and 24% in Rest-of-World markets, excluding currency variations. Net sales in North America declined 3%, excluding currency variations, in a weaker industry environment. The company’s production of total heavy and light construction equipment was equal to retail unit sales, for the full year.
Gross Margin
Equipment Operations gross margin for agricultural and construction equipment increased by 17% to $2.2 billion, compared to 2005. As a percent of net sales, gross margin increased 2.1 percentage points to 18.0%.
•	Agricultural equipment gross margin increased both in dollars and as a percent of net sales compared to the prior year. Positive net price recovery and manufacturing efficiencies, more than offset the impact of company actions to reduce inventories and weaker combine industry volumes.

•	Construction equipment gross margin also increased both in dollars and as a percent of net sales. Positive net price recovery, higher volumes and manufacturing efficiencies contributed to the improvement.
Industrial Operating Margin
Equipment Operations industrial operating margin increased 32% to $800 million, or 6.6% of net sales, compared to $605 million or 5.1% of net sales in 2005. The higher

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gross margin noted above drove the improvement, while R&D rose to 3% of net sales, with increased investments in product innovation and quality; SG&A also increased but remains slightly below our full year target of 8.5% of net sales.
FINANCIAL SERVICES – Full Year 2006 Financial Results
Financial Services operations reported 11% higher net income of $222 million, compared to $200 million last year, reflecting portfolio growth in North America and Brazil and higher gains on asset backed securitizations partially offset by higher funding costs, higher SG&A, including increased provisions for credit losses on the Brazilian agricultural portfolio as a result of government sponsored renegotiation programs, and higher other expense.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations Net Debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was $263 million on December 31, 2006, compared to $378 million at September 30, 2006 and $719 million at December 31, 2005. Net debt to net capitalization was 4.9% at December 31, 2006, down from 12.5% at December 31, 2005. As of December 31, 2006, CNH had 236.2 million common shares outstanding.
In the quarter, net debt decreased by $115 million. $191 million of cash was generated by operating activities, primarily from earnings and decreased working capital. Working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, decreased by approximately $160 million in the quarter, as receivables and inventories declined. Capital expenditures, in the quarter, were $99 million.
For the year, net debt decreased by $456 million. $715 million of cash was generated by operating activities, primarily from earnings. Working capital, net of currency variations, decreased by approximately $58 million in the year. Capital expenditures, for the year, were $213 million.
At incurred currency rates, working capital at December 31, 2006 was $2,110 million, up $42 million from $2,068 million at December 31, 2005.
In the first quarter of 2006, CNH’s wholly owned subsidiary, Case New Holland, Inc. issued $500 million of 7.125% Senior Notes due 2014 in a private offering, to repay debt to Fiat and debt guaranteed by Fiat. In July, Case New Holland, Inc. exchanged 100% of these notes for 7.125% Senior Notes due 2014 that were registered under the Securities Act of 1933, as amended.
Financial Services Net Debt increased by $725 million to $4.5 billion at December 31, 2006 from December 31, 2005, driven primarily by retail portfolio growth in North America and Brazil.

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NEW PRODUCT LAUNCHES
2006
•	The Case IH Axial-Flow 2388 combine and its edible bean kit were the gold medal winners of the “Outstanding” Category in Brazil’s 2006 Gerdau Melhores da Terra contest.

•	Bolstered by launches of the CR and CSX combines in Europe, New Holland again confirmed its leading position in the combine market.

•	Case Construction launched new Tier 3 wheel loaders and dozers featuring more spacious cabs and improved operating systems boosting productivity and fuel efficiency.

•	Case’s new Tier 3 articulated trucks offered improved reliability and durability, better controls and ease of maintenance.

•	New Holland Construction launched pilot controls on skid steer loaders and compact track loaders in North America to enhance ease of operation and maneuverability.

•	New Holland Construction’s new Tier 3 wheel loaders, launched in North America and Europe, offer new cabs with greater top visibility during loading operations.

•	Construction Equipment Magazine’s “Top 100 Products for 2006” included New Holland Construction’s E215-ME excavator and its entire backhoe product line.

•	In November, CNH Capital America, LLC. and Maserati North America, Inc. formed Maserati Financial Services, becoming the preferred financing source for Maserati dealers throughout the U.S., with innovative lease and finance solutions designed exclusively for Maserati customers.
2007
•	Case IH North America will launch its revolutionary new “Module Express” cotton picker, which will reduce labor and machinery expense for cotton growers by providing a cotton gin friendly on-board module builder.

•	New Holland will launch two of its most important tractor lines in the 100 to 213 horsepower range, the T6000 and T7000.

•	In Latin America, New Holland will launch a new line of narrow tractors and other product upgrades with new mechanical transmissions and re-powered engines.

•	Case Construction will launch a new Tier 3 backhoe, celebrating its 50th Anniversary of loader backhoe leadership.

•	Case Construction’s new Tier 3 hydraulic excavators will offer a step change improvement in fuel efficiency and productivity, with an industry leading operator environment.

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•	New Holland Construction will launch important new features and models of compact track loaders, skid steer loaders, telehandlers, hydraulic excavators, wheel loaders and dozers to address the needs of landscapers and contractors.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK
U.S. farm income will improve 5% in 2007. U.S. farm cash receipts are expected to increase modestly driven by higher commodity prices. The increase of ethanol production is expected to drive corn and soybean prices higher. Corn acreage is expected to increase 7-10%.
Outside of North America, the European agricultural markets are expected to remain at 2006 levels. Latin American markets will continue to improve driven by higher commodity prices for sugar and cash grains.
On this basis, we expect the agricultural equipment market to be modestly up in 2007.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK
North American construction spending is expected to be down due to the decline in housing starts. Growth is expected to resume in 2008 and 2009.
Outside of North America, construction activity is expected to continue its growth. In this environment, the worldwide construction equipment industry should generally remain strong for both heavy and light equipment.
CNH OUTLOOK FOR FULL YEAR 2007
Based on the agricultural and construction equipment market outlooks and the initiatives undertaken in the last two years designed to properly position our four main brands, CNH confirms its 2007 outlook as presented at Fiat’s Investor and Analyst Meeting on November 8, 2006 in Turin, Italy.
-     Net sales of equipment: approximately $13 billion
-     Industrial operating margin: between 7.6 and 8.4%
Restructuring costs, net of tax, in 2007 are expected to be about one-half of the amount in 2006. CNH expects to recognize the balance of the costs related to the actions announced in October, 2006, to readjust the organizational structure to evolving business needs.
###
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its

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worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
###
CNH management will hold a conference call later today to review its fourth quarter and full year 2006 results. The conference call Webcast will begin at approximately 9:00 a.m. U.S. Central Time; 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2005.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

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CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	’07 B(W)	’07 B(W)	’07 B(W)	’07 B(W)	’07 B(W)
Full Year 2007 Industry Unit Sales Forecast Compared with Full Year 2006 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	0-2%	FLAT	FLAT	0-3%	5-10%
Combine Harvesters	(0-2)%	(2-5)%	FLAT	5-10%	(0-5)%

Construction Equipment:
Total Light Equipment	1-4%	(0-5)%	5-8%	(4-8)%	0-3%
Total Heavy Equipment	2-5%	FLAT	3-5%	(10-15)%	2-5%

(1)	Excluding India

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)
First Quarter 2006 Industry Unit Sales Revised Estimate Compared with First Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	6%	n/a	n/a	n/a
- Over 40 horsepower	n/a	4%	n/a	n/a	n/a
Total Tractors	21%	5%	2%	(11)%	51%
Combine Harvesters	(8)%	8%	(9)%	(36)%	15%
Total Tractors and Combines	20%	5%	2%	(14)%	50%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	5%	0%	(15)%	17%	23%
Skid Steer Loaders	6%	2%	3%	67%	22%
Other Light Equipment	23%	48%	14%	70%	20%
Total Light Equipment	15%	15%	9%	30%	21%
Total Heavy Equipment	20%	25%	4%	28%	25%
Total Light & Heavy Equipment	17%	18%	8%	29%	23%
Second Quarter 2006 Industry Unit Sales Revised Estimate Compared with Second Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(4)%	n/a	n/a	n/a
Total Tractors	11%	(2)%	(2)%	(3)%	39%
Combine Harvesters	(4)%	(2)%	(4)%	(47)%	7%
Total Tractors and Combines	11%	(2)%	(2)%	(5)%	38%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	3%	(16)%	(10)%	59%	28%
Skid Steer Loaders	(4)%	(10)%	7%	4%	16%
Other Light Equipment	18%	26%	11%	38%	23%
Total Light Equipment	9%	0%	8%	42%	23%
Total Heavy Equipment	8%	(1)%	8%	13%	17%
Total Light & Heavy Equipment	9%	0%	8%	26%	20%
Third Quarter 2006 Industry Unit Sales Revised Estimate Compared with Third Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(8)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(8)%	n/a	n/a	n/a
Total Tractors	2%	(8)%	0%	3%	9%
Combine Harvesters	(14)%	(18)%	(14)%	(40)%	10%
Total Tractors and Combines	1%	(8)%	0%	0%	9%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	9%	(15)%	7%	37%	35%
Skid Steer Loaders	(11)%	(18)%	(3)%	25%	7%
Other Light Equipment	18%	8%	24%	21%	17%
Total Light Equipment	9%	(9)%	19%	32%	20%
Total Heavy Equipment	13%	(2)%	18%	28%	20%
Total Light & Heavy Equipment	10%	(6)%	19%	30%	20%

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)
First Quarter 2006 Industry Unit Sales Revised Estimate Compared with First Quarter 2005 Actual

Fourth Quarter 2006 Industry Unit Sales Estimated Actual Compared with Fourth Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors
- Under 40 horsepower	n/a	(4)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(3)%	n/a	n/a	n/a
Total Tractors	4%	(4)%	11%	14%	6%
Combine Harvesters	(4)%	0%	2%	(26)%	13%
Total Tractors and Combines	4%	(3)%	10%	9%	6%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	9%	(20)%	12%	32%	43%
Skid Steer Loaders	(12)%	(23)%	3%	45%	33%
Other Light Equipment	15%	(7)%	24%	39%	18%
Total Light Equipment	7%	(18)%	20%	36%	24%
Total Heavy Equipment	16%	(5)%	24%	29%	31%
Total Light & Heavy Equipment	10%	(13)%	21%	32%	27%
Full Year 2006 Industry Unit Sales Estimated Actual Compared with Full Year 2005 Actual
Agricultural Equipment:
Agricultural Tractors
- Under 40 horsepower	n/a	(3)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(3)%	n/a	n/a	n/a
Total Tractors	9%	(3)%	3%	1%	25%
Combine Harvesters	(7)%	(7)%	(6)%	(36)%	10%
Total Tractors and Combines	9%	(3)%	2%	(3)%	25%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	7%	(13)%	(2)%	37%	33%
Skid Steer Loaders	(5)%	(13)%	3%	30%	19%
Other Light Equipment	18%	17%	17%	39%	19%
Total Light Equipment	10%	(3)%	14%	35%	22%
Total Heavy Equipment	14%	3%	13%	24%	23%
Total Light & Heavy Equipment	11%	(1)%	14%	29%	23%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Years Ended
	December 31,			December 31,
			%			%
	2006	2005	Change	2006	2005	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$1,904	$1,793	6%	$7,809	$7,843	—
Construction equipment	1,085	1,028	6%	4,306	3,963	9%

Total net sales	2,989	2,821	6%	12,115	11,806	3%

Financial services	247	226	9%	952	801	19%
Eliminations and other	(25)	(8)		(69)	(32)

Total revenues	$3,211	$3,039	6%	$12,998	$12,575	3%

Net sales:
North America	$1,157	$1,343	(14%)	$5,354	$5,699	(6%)
Western Europe	1,045	892	17%	3,843	3,643	5%
Latin America	286	197	45%	1,001	766	31%
Rest of World	501	389	29%	1,917	1,698	13%

Total net sales	$2,989	$2,821	6%	$12,115	$11,806	3%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions, except per share data)
Revenues
Net sales	$2,989	$2,821	$2,989	$2,821	$—	$—
Finance and interest income	222	218	41	39	247	226

Total	3,211	3,039	3,030	2,860	247	226

Costs and Expenses
Cost of goods sold	2,451	2,366	2,451	2,366	—	—
Selling, general and administrative	337	306	278	246	59	60
Research and development	96	82	96	82	—	—
Restructuring	81	43	79	41	2	2
Interest expense	130	149	66	89	82	77
Interest compensation to Financial Services	—	—	64	44	—	—
Other, net	87	72	55	50	15	7

Total	3,182	3,018	3,089	2,918	158	146

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	29	21	(59)	(58)	89	80
Income tax provision (benefit)	4	21	(27)	(6)	32	27
Minority interest	(1)	7	(1)	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	59	55	2	2
Equipment Operations	7	12	7	12	—	—

Net income	$35	$7	$35	$7	$59	$55

Weighted average shares outstanding:
Basic	236.1	134.7

Diluted	237.7	234.8

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.39	$0.17

EPS	$0.15	$0.03

Diluted:
EPS before restructuring, net of tax	$0.39	$0.17

EPS	$0.15	$0.03

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions, except per share data)
Revenues
Net sales	$12,115	$11,806	$12,115	$11,806	$—	$—
Finance and interest income	883	769	177	129	952	801

Total	12,998	12,575	12,292	11,935	952	801

Costs and Expenses
Cost of goods sold	9,933	9,934	9,933	9,934	—	—
Selling, general and administrative	1,248	1,177	1,015	964	233	213
Research and development	367	303	367	303	—	—
Restructuring	96	73	94	71	2	2
Interest expense	578	551	321	341	340	267
Interest compensation to Financial Services	—	—	235	159	—	—
Other, net	359	280	233	188	54	36

Total	12,581	12,318	12,198	11,960	629	518

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	417	257	94	(25)	323	283
Income tax provision	165	116	56	24	109	92
Minority interest	16	26	16	27	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	8	9	222	200	8	9
Equipment Operations	48	39	48	39	—	—

Net income	$292	$163	$292	$163	$222	$200

Weighted average shares outstanding:
Basic	213.4	134.3

Diluted	236.8	234.4

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.70	$1.01

EPS	$1.37	$0.77

Diluted:
EPS before restructuring, net of tax	$1.53	$0.95

EPS	$1.23	$0.70

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Assets
Cash and cash equivalents	$1,174	$1,245	$703	$858	$471	$387
Deposits in Fiat affiliates cash management pools	497	580	496	578	1	2
Accounts, notes receivable and other — net	6,549	5,841	1,314	1,243	5,344	4,670
Intersegment notes receivable	—	—	1,445	1,067	—	—
Inventories	2,735	2,466	2,735	2,466	—	—
Property, plant and equipment — net	1,378	1,311	1,366	1,303	12	8
Equipment on operating leases — net	254	180	—	—	254	180
Investment in Financial Services	—	—	1,788	1,587	—	—
Investments in unconsolidated affiliates	457	449	354	353	103	96
Goodwill and intangibles	3,073	3,163	2,927	3,018	146	145
Other assets	2,157	2,083	1,386	1,486	771	597

Total Assets	$18,274	$17,318	$14,514	$13,959	$7,102	$6,085

Liabilities and Equity
Short-term debt	$1,270	$1,522	$488	$826	$782	$696
Intersegment short-term debt	—	—	—	—	1,348	1,067
Accounts payable	1,881	1,609	1,939	1,641	42	32
Long-term debt, including current maturities	5,132	4,765	2,419	2,396	2,713	2,369
Intersegment long-term debt	—	—	—	—	97	—
Accrued and other liabilities	4,871	4,370	4,548	4,044	332	334

Total Liabilities	13,154	12,266	9,394	8,907	5,314	4,498
Shareholders’ equity	5,120	5,052	5,120	5,052	1,788	1,587

Total Liabilities and Equity	$18,274	$17,318	$14,514	$13,959	$7,102	$6,085

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,731	$4,462	$263	$719	$4,468	$3,743

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Operating Activities:
Net income	$292	$163	$292	$163	$222	$200
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	316	309	273	263	43	46
Intersegment activity	—	—	29	56	(29)	(56)
Changes in operating assets and liabilities	46	(88)	274	292	(228)	(380)
Other, net	(47)	165	(153)	75	(47)	(50)

Net cash from operating activities	607	549	715	849	(39)	(240)

Investing Activities:
Expenditures for property, plant and equipment	(218)	(155)	(213)	(152)	(5)	(3)
Expenditures for equipment on operating leases	(173)	(111)	—	—	(173)	(111)
Net (additions) collections from retail receivables and related securitizations	(227)	171	—	—	(227)	171
Net (deposits in) withdrawals from Fiat affiliates cash management pools	128	506	127	493	1	13
Other, net	56	105	(2)	(10)	58	102

Net cash from investing activities	(434)	516	(88)	331	(346)	172

Financing Activities:
Intersegment activity	—	—	(378)	23	378	(23)
Net increase (decrease) in indebtedness	(208)	(739)	(346)	(941)	138	202
Dividends paid	(59)	(34)	(59)	(34)	(74)	(60)
Other, net	(9)	—	(9)	—	5	13

Net cash from financing activities	(276)	(773)	(792)	(952)	447	132

Other, net	32	22	10	(7)	22	29

Increase (decrease) in cash and cash equivalents	(71)	314	(155)	221	84	93
Cash and cash equivalents, beginning of year	1,245	931	858	637	387	294

Cash and cash equivalents, end of year	$1,174	$1,245	$703	$858	$471	$387

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2006, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

Reclassifications

Certain reclassifications of prior year amounts have been made in order to conform to the current year presentation.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. CNH is in the process of determining the impact FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. CNH has not yet determined the impact, if any; the implementation of SFAS No. 157 may have on its financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB No. 108 was effective for fiscal years ending on or after November 15, 2006. The application of SAB No. 108 did not have an impact on CNH’s financial position or results of operations.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in “Note 18: Option and Incentive Plans”, to our 2005 Form 20-F. In January 2006, CNH adopted SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”). SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement has been applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Adopting SFAS No. 123 Revised resulted in additional expense of approximately $1 million during 2006.

In September 2006, CNH granted approximately 2.2 million performance based, non-vested share awards under its Equity Incentive Plan (“EIP”) to approximately 200 of the Company’s top executives. These shares were to cliff vest when 2008 audited results are approved by the Board of Directors (estimated to be February 2009) if specified fiscal year 2008 targets were achieved. In December 2006, CNH extended this grant by providing participants an additional opportunity for potential partial payouts should these targets not be achieved until 2009 or 2010. All other terms remained unchanged. The grant date fair value on the date of the modification ranges from $27.35 per share to $26.27 depending on the service period over which the grant ultimately vests. The fair value is based on the market value of CNH’s common shares on the date of the grant modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $28 million to $52 million (current estimate is $38 million). If specified targets are not achieved by 2010, the shares granted will not vest.

Also in September 2006, CNH granted approximately 2.0 million performance based stock options which will result in an estimated expense over the vesting period of approximately $10 million (at targeted performance levels) under its EIP. One-third of the options will vest when 2006 audited results are approved by the Board of Directors (estimated to be February 2007) if specified fiscal 2006 targets are achieved. The remaining options will vest equally on the first and second anniversary of the initial vesting date. The actual number of shares vesting may exceed 2.0 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. The grant date fair value of $5.78 per option was determined using the Black-Scholes pricing model.

The assumptions used in this model were:

Risk-free interest rate	4.52%
Expected volatility	34.71%
Expected life	3.25 years
Dividend yield	1.34%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 30 months and the original contract term of five years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last three years.

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $5.1 billion and $4.7 billion at December 31, 2006 and 2005, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of December 31, 2006 and 2005, $3.7 billion and $3.1 billion, respectively remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. At December 31, 2006 and 2005, the amounts outstanding under this program were $843 million and $709 million, respectively and Financial Services had an undivided retained interest of $318 million and $251 million, respectively.

4.	Inventories — Inventories as of December 31, 2006 and 2005 consist of the following:

	December 31,
	2006	2005
	(in Millions)
Raw materials	$591	$494
Work-in-process	267	195
Finished goods and parts	1,877	1,777

Total Inventories	$2,735	$2,466

5.	Goodwill and Intangibles — In the fourth quarter of 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland in agricultural equipment brands and Case and New Holland Construction in construction equipment brands. As a result of this change, CNH must allocate Equipment Operations goodwill to the four brands based on the January 1, 2006 fair value of each reporting unit.

The following table sets forth changes in goodwill and intangibles for the year ended December 31, 2006:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	December 31,
	2006	Amortization	and Other	2006
	(in Millions)
Goodwill	$2,388	$—	$(23)	$2,365

Intangibles	775	(49)	(18)	708

Total Goodwill and Intangibles	$3,163	$(49)	$(41)	$3,073

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
As of December 31, 2006 and 2005, the Company’s intangible assets and related accumulated amortization consisted of the following:

		December 31, 2006			December 31, 2005
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$380	$153	$227	$376	$120	$256
Dealer network	25	216	61	155	216	52	164
Software	5	64	44	20	49	29	20
Other	10-30	75	41	34	77	40	37

		735	299	436	718	241	477

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272
Pension		—	—	—	26	—	26

		$1,007	$299	$708	$1,016	$241	$775

CNH recorded amortization expense of approximately $49 million and $46 million for the years ended December 31, 2006 and 2005, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2007 to 2011 is approximately $50 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.

Any reduction in valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries (now known as CNH America LLC) as of the Case Corporation acquisition date have in the past and will in the future be treated as a reduction of goodwill and will not impact future periods’ tax expense. During 2006, CNH reversed approximately $24 million in valuation allowances recorded as a part of Case Corporation purchase accounting.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of December 31, 2006 and 2005:

	Consolidated		Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005	2006	2005
	(in Millions)
Short-term debt:
With Fiat Affiliates	$438	$565	$260	$479	$$178	$86
Other	832	957	228	347	604	610
Intersegment	—	—	—	—	1,348	1,067

Total short-term debt	1,270	1,522	488	826	2,130	1,763

Long-term debt:
With Fiat Affiliates	52	546	—	374	52	172
Other	5,080	4,219	2,419	2,022	2,661	2,197
Intersegment	—	—	—	—	97	—

Total long-term debt	5,132	4,765	2,419	2,396	2,810	2,369

Total debt:
With Fiat Affiliates	490	1,111	260	853	230	258
Other	5,912	5,176	2,647	2,369	3,265	2,807
Intersegment	—	—	—	—	1,445	1,067

Total debt	6,402	6,287	2,907	3,222	4,940	4,132

Less:
Cash and cash equivalent	1,174	1,245	703	858	471	387
Deposits in Fiat affiliates cash management pools	497	580	496	578	1	2
Intersegment notes receivable	—	—	1,445	1,067	—	—

Net Debt	$4,731	$4,462	$263	$719	$4,468	$3,743

At December 31, 2006, CNH had approximately $3.6 billion available under $6.8 billion total lines of credit and asset-backed facilities.

On March 3, 2006, Case New Holland, Inc. (“Case New Holland”) completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”). The 7.125% Senior Notes, which are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries, are due 2014. Proceeds from the offering are being used to refinance debt. In July 2006, Case New Holland completed an exchange offer for the 7.125% Senior Notes.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.	Income Taxes — For the three months ended December 31, 2006 and 2005, effective income tax rates were 13.8% and 100.0%, respectively. For the years ended December 31, 2006 and 2005, effective income tax rates were 39.6% and 45.1%, respectively. For 2006, tax rates differ from the Dutch statutory rate of 29.6% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, the impact of utilizing tax losses against which valuation allowances were recorded, higher tax rates in certain jurisdictions and the reversal of

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
valuation reserves on deferred tax assets in certain jurisdictions where it is now deemed more likely than not that the assets will be realized. For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed below and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed below. In the third quarter of 2005, CNH reached an agreement with a government regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during the third quarter of 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities.

8.	Restructuring — During the three months and years ended December 31, 2006 and 2005, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(in Millions)
Balance, beginning of year	$48	$33	$47	$47
Expense	81	43	96	73
Utilization	(45)	(25)	(65)	(66)
Foreign currency translation and other	1	(4)	7	(7)

Balance, end of year	$85	$47	$85	$47

Restructuring expense primarily relates to severance and other costs incurred due to headcount reductions, plant closures and CNH’s announced brand initiatives. Utilization primarily represents benefit plan curtailments, payments of involuntary employee severance costs and costs related to the closing of facilities.

In 2006, CNH announced actions around the globe aimed at readjusting its organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency and reduce salaried headcount. CNH anticipates that the cost of these actions, in total, will be approximately $100 million before tax. Approximately $50 million, before tax, was recognized in the fourth quarter of 2006 with the balance to be recognized in 2007 and beyond.

9.	Employee Benefit Plans and Postretirement Benefits — As of December 31, 2006, CNH has adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. As a company with publicly traded equity securities, CNH was required to initially recognize the funded status of its defined benefit pension and other postretirement plans as of December 31, 2006. CNH will provide the disclosure required by SFAS No. 158 in its 2006 Form 20-F. As plan assets and benefit obligations are already measured as of the end of its fiscal year, the measurement date provisions of SFAS No. 158 will not have an impact on CNH. Upon adopting SFAS No. 158, CNH recognized a non-cash decrease in shareholders’ equity of approximately $397 million, net of tax of $234 million.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2006 for this commitment is as follows:

Balance, January 1, 2006	$192
Current year provision	313
Claims paid and other adjustments	(278)

Balance, December 31, 2006	$227

11.	Shareholders’ Equity — Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction.

Shareholders approved a dividend of $0.25 per common share which was paid on May 5, 2006 to shareholders of record at the close of business on April 28, 2006.

During the years ended December 31, 2006 and 2005, Financial Services paid dividends of $74 million and $60 million, respectively to Equipment Operations.

12.	Earnings per Share — In accordance with the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”), undistributed earnings, which represents net income, less dividends paid to common shareholders, were allocated to the Series A Preferred Shares when they were outstanding, based on the dividend yield of the common shares, which was impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Subsequent to the conversion of the Series A Preferred Stock, no allocation of earnings to the Series A Preferred Stock is required.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
As of December 31, 2006, CNH had approximately 236.2 million common shares issued and outstanding. The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months and years ended December 31, 2006 and 2005:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$35	$7	$292	$163
Dividend to common shareholders ($0.25 per share)	—	—	—	(34)

Undistributed earnings	35	7	292	129
Earnings allocated to Series A Preferred Stock	—	(3)	—	(59)

Earnings available to common shareholders	35	4	292	70
Dividend to common shareholders	—	—	—	34

Net income available to common shareholders	$35	$4	$292	$104

Weighted average common shares outstanding — basic	236.1	134.7	213.4	134.3

Basic earnings per share	$0.15	$0.03	$1.37	$0.77

Diluted:
Net income	$35	$7	$292	$163

Weighted average common shares outstanding — basic	236.1	134.7	213.4	134.3
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	22.2	100.0
Stock-Based Compensation Plans	1.6	0.1	1.2	0.1

Weighted average common shares outstanding — diluted	237.7	234.8	236.8	234.4

Diluted earnings per share	$0.15	$0.03	$1.23	$0.70

13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three months and years ended December 31, 2006 and 2005 are as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(in Millions)
Net income	$35	$7	$292	$163
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	45	(31)	109	(68)
Deferred gains (losses) on derivative financial instruments	19	(2)	67	(69)
Unrealized gains (losses) on retained interests in securitized transactions	(4)	1	1	(9)
Additional minimum pension liability adjustment	43	16	32	16

Total	$138	$(9)	$501	$33

14.	Segment Information — CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH reportable segments are strategic business units that are each managed separately and offer different products and services. During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment; however, as our Agricultural Equipment brands and our Construction Equipment brands individually continue to have similar operating characteristics

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
including the nature of products and production processes, types of customers and methods of distribution, we continue to aggregate our Agricultural Equipment and Construction Equipment brands for segment reporting purposes.
A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months and years ended December 31, 2006 and 2005 is as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006 (A)	2005	2006 (A)	2005 (B)
	(in Millions)
Trading profit reported to Fiat under IFRS	$244	$190	$925	$869
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(62)	(66)	(135)	(258)
Accounting for intangible assets, primarily development costs	(20)	(5)	(48)	11
Restructuring	(81)	(43)	(96)	(73)
Net financial expense	(54)	(58)	(240)	(283)
Accounting for receivable securitizations and other	2	3	11	(9)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$29	$21	$417	$257

(A)	- During the three months and year ended December 31, 2006, CNH recognized $33 million of benefit plan amendment gains in trading profit under IFRS. Also see table below.

(B)	- During the year ended December 31, 2005, CNH recognized $107 million, of net benefit plan amendment gains in trading profit under IFRS. Also see table below.
The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006 (A)	2005	2006 (A)	2005 (B)
	(in Millions)
Agricultural Equipment	$70	$27	$307	$260
Construction Equipment	50	81	272	209
Financial Services	91	82	313	293
Other	33	—	33	107

Trading profit under IFRS	$244	$190	$925	$869

(A)	- During the three months and year ended December 31, 2006, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparitive purposes, the impact of these amendments are reflected on the line “Other” in the table above.

(B)	- During the year ended December 31, 2005, CNH recognized net benefit plan amendment gains in trading profit under IFRS. For comparitive purposes, the impact of these amendments are reflected on the line “Other” in the table above.
15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax
CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$35	$7	$292	$163

Restructuring, net of tax:
Restructuring	81	43	96	73
Tax benefit	(23)	(7)	(25)	(13)

Restructuring, net of tax	58	36	71	60

Undistributed earnings before restructuring	93	43	363	223
Earnings allocated to Series A Preferred Stock	—	(20)	—	(87)

Net income available to common shareholders before restructuring, net of tax	$93	$23	$363	$136

Weighted average common shares outstanding — basic	236.1	134.7	213.4	134.3

Basic earnings per share before restructuring, net of tax	$0.39	$0.17	$1.70	$1.01

Diluted:
Net income before restructuring, net of tax	$93	$43	$363	$223

Weighted average common shares outstanding — basic	236.1	134.7	213.4	134.3
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	22.2	100.0
Stock Compensation Plans	1.6	0.1	1.2	0.1

Weighted average common shares outstanding — diluted	237.7	234.8	236.8	234.4

Diluted earnings per share before restructuring, net of tax	$0.39	$0.17	$1.53	$0.95

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Years Ended
	December 31,				December 31,
	2006		2005		2006		2005
	(in Millions)
Net sales	$2,989	100.0%	$2,821	100.0%	$12,115	100.0%	$11,806	100.0%
Less:
Cost of goods sold	2,451	82.0%	2,366	83.9%	9,933	82.0%	9,934	84.1%

Gross margin	538	18.0%	455	16.1%	2,182	18.0%	1,872	15.9%
Less:
Selling, general and administrative	278	9.3%	246	8.7%	1,015	8.4%	964	8.2%
Research and development	96	3.2%	82	2.9%	367	3.0%	303	2.6%

Industrial operating margin	$164	5.5%	$127	4.5%	$800	6.6%	$605	5.1%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	December 31,	September 30,	December 31,	December 31,	December 31,
	2006	2006	2005	2006	2005
	(in Millions)
Total debt	$2,907	$3,043	$3,222	$4,940	$4,132
Less:
Cash and cash equivalent	703	784	858	471	387
Deposits in Fiat affiliates cash management pools	496	695	578	1	2
Intersegment notes receivables	1,445	1,186	1,067	—	—

Net debt	$263	$378	$719	$4,468	$3,743

Net Debt to Net Capitalization
Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity.
The calculation of Equipment Operations Net Debt and Net Debt to Net Capitalization as of December 31, 2006 and 2005 is shown below:

	December 31,
	2006	2005
	(in Millions)
Net debt (as computed above)	$263	$719
Total shareholders’ equity	5,120	5,052

Net capitalization	$5,383	$5,771

Net debt to net capitalization	4.9%	12.5%

The following table computes Equipment Operations Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	December 31,
	2006	2005
	(in Millions)
Total debt	$2,907	$3,222
Total shareholders’ equity	5,120	5,052

Total capitalization	$8,027	$8,274

Total debt to total capitalization	36.2%	38.9%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2006 and September 30, 2006 using December 31, 2005 exchange rates.
The calculation of Equipment Operations working capital is shown below:

		December 31,	September 30,
		2006 at	2006 at
	December 31,	December 31,	December 31,	December 31,
	2006	2005 FX Rates	2005 FX Rates	2005
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,300	$1,220	$1,179	$1,233
Accounts, notes receivable and other — net — Intersegment	14	14	41	10

Accounts, notes receivable and other — net — Total	1,314	1,234	1,220	1,243

Inventories	2,735	2,570	2,675	2,466

Accounts payable — Third Party	(1,848)	(1,704)	(1,718)	(1,580)
Accounts payable — Intersegment	(91)	(90)	(7)	(61)

Accounts payable — Total	(1,939)	(1,794)	(1,725)	(1,641)

Working capital	$2,110	$2,010	$2,170	$2,068

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Treasurer

January 25, 2007